[LMS MEDICAL SYSTEMS INC. LOGO OMITTED]

LMS MEDICAL SYSTEMS INC.

For Immediate Release

         LMS TO PRESENT STATISTICAL METHODS FOR DETECTING FETAL DISTRESS
                    DURING LABOR AT INTERNATIONAL CONFERENCES

MONTREAL, QUEBEC, AUGUST 31, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALMTM clinical information system and risk management software tools for obstetrics today announced that the Company would present its statistical methods of detecting fetus' tolerance to labor and research for noise suppression for fetal monitoring interpretation at two major medical engineering conferences.

Although childbirth is a natural process and outcomes are generally good, approximately 1-7 in 1,000 babies experience sufficient oxygen deprivation
(hypoxia) during labor to cause brain injury or death. Multiple reviews of such cases suggest that up to 50% of the most severe injuries are associated with preventable medical errors, frequently centering on incorrect interpretation of the fetal heart rate (FHR) recording. The goal of research led by Philip
Warrick, M. Eng, LMS' senior medical research engineer, was to create an objective method of assessing FHR patterns in order to reduce the incidence and severity of birth related brain damage.

The research focuses on innovative techniques to characterize the fetal heart rate response to contractions in order to better discriminate between healthy and distressed fetuses during labor. Hypoxic injury can affect newborns for the rest of their lives and results in billions of dollars of medical liability being paid out to families each year in North America.

Presentation of Mr. Warrick's paper entitled "Linear models of intrapartum uterine pressure-FHR interaction for the normal and hypoxic fetus" will take place at the IEEE Engineering in Medicine and Biology Society Annual conference, on Sunday, September 3, 2006 in New York City. The mother's contractions can reduce blood flow in the placenta and lessen oxygen delivery to the fetus. The baby's response is reflected in the fetal monitor tracing. Changes in FHR levels are detected and categorized by the model.

A second paper, "System-Identification Noise Suppression for Intra-Partum
Cardiotocography to Discriminate Normal and Hypoxic Fetuses" extends his previous research on the relationship between uterine pressure and the FHR.
Fetal monitoring read-outs naturally include noise and other disturbances that have a negative impact on interpretation. His mathematical model is designed to compensate for or suppress this noise. This enhancement will allow for better clinical assessment of fetal tolerance to labor. Mr. Warrick will present this paper at the Computers in Cardiology conference, Wednesday, September 20, 2006 at the Polytechnic University of Valencia, Valencia, Spain.

LMS risk management tools incorporate statistical processes to quantify normal and abnormal labor progression as well as digital signal processing and neural network applications for the identification of abnormal FHR patterns. These tools address the most common themes found in adverse outcomes and litigation in obstetrics.

The risk management software suite, which is the subject of 30 patents and patents pending includes:

CALM Curve(TM) - for consistent and objective assessment of the labor progress at the bedside CALM Patterns(TM) - for real-time measurement and classification of FHR patterns CALM Shoulder Screen(TM) - for the assessment of the risk of shoulder dystocia before the onset of labor

ABOUT LMS:

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

About IEEE Engineering in Medicine and Biology Society conference:
At this year's IEEE Engineering in Medicine and Biology Society 28th international annual conference offers a platform for presenters to offer their vision for "revolutions in biomedical sciences". For more information about the
IEEE EMBC 2006 conference please see: http://embc2006.njit.edu/index.php

About Computers in Cardiology conference:
The international Computers in Cardiology conference provides a forum for scientific presentations focusing on interdisciplinary computer applications in cardiology and cardiovascular research. For more information about the Computers in Cardiology 2006 conference please see: http://www.cinc2006.upv.es/

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION ABOUT LMS MEDICAL SYSTEMS PLEASE CONTACT:

ANDREA MILLER, COMMUNICATIONS                     DAVID GORDON  OR GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                          THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                      Toll Free: 1-888-221-0915
Fax: (514) 488-1880                               Info@howardgroupinc.com
investor@lmsmedical.com /www.lmsmedical.com       www.howardgroupinc.com